UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STARTEK, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

1-12793

(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd.
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1-12793	Page 2 of 14 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A. Emmet Stephenson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,914,382
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,914,382
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,382
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 3 of 14 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toni E. Stephenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 703,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 703,656
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,656
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 4 of 14 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 598,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 598,800
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 598,800
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 1-12793	Page 5 of 14 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 633,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 633,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,996
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 1-12793	Page 6 of 14 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 633,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 633,996
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,996
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 7 of 14 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,628
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,628
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,628
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 8 of 14 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) on behalf of Privet Fund LP, Privet Fund Management LLC, Ryan Levenson and Ben Rosenzweig (collectively with Privet Fund LP, Privet Fund Management LLC and Ryan Levenson, the “Privet Parties”) and A. Emmet Stephenson, Jr. and Toni E. Stephenson (collectively, the “Stephensons,” and together with the Privet Parties, the “Reporting Persons”) on May 9, 2011, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of StarTek, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.                  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 598,800 shares of Common Stock held by Privet Fund LP is approximately $2,036,829, including brokerage commissions. The shares held by Privet Fund LP were acquired with partnership funds. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 35,196 shares of Common Stock held by Privet Fund Management LLC is approximately $76,909, including brokerage commissions. The shares held by Privet Fund Management LLC were funded with assets under separately managed accounts with Privet Fund Management LLC.

The aggregate purchase price of 7,754 shares of Common Stock held by Ben Rosenzweig is approximately $32,600, including brokerage commissions. These shares were acquired with personal funds. The remaining 7,874 shares held by Mr. Rosenzweig are restricted shares granted to Mr. Rosenzweig by the Company as director compensation.

A. Emmet Stephenson, Jr. is a co-founder of the Company. The Stephensons have held the shares of Common Stock owned by them since the Company’s founding in 1987.

Item 5.                  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of the close of business on March 9, 2012, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons collectively is 4,267,662 shares (the “Shares”), or approximately 28% of the outstanding Common Stock of the Company (calculated based on information included in the Form 10-Q filed by the Company for the quarterly period ended September 30, 2011, which reported that 15,259,097 shares of Common Stock were outstanding as of October 15, 2011).

SCHEDULE 13D

CUSIP No. 1-12793	Page 9 of 14 Pages

Of the Shares collectively owned by the Reporting Persons, Privet Fund Management LLC and Ryan Levenson beneficially own 633,996 Shares (or approximately 4.2% of the outstanding Common Stock), which includes 35,196 Shares held by Privet Fund Management through separately managed accounts and 598,800 Shares held by Privet Fund LP.  Privet Fund LP holds 598,800 Shares (or approximately 3.9% of the outstanding Common Stock).  Ben Rosenzweig holds 15,628 Shares (or approximately 0.1% of the outstanding Common Stock).  A. Emmet Stephenson Jr. holds 2,914,382 Shares (or approximately 19.1% of the outstanding Common Stock). Toni E. Stephenson holds 703,656 Shares (or approximately 4.6% of the outstanding Common Stock).  For further information, see paragraph (b) below and the cover pages hereto, which are hereby incorporated by reference.

To the best knowledge of the Reporting Persons, none of the other persons or entities, if any, named in response to Item 2 owns any Common Stock (other than Common Stock owned by the Reporting Persons of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3).

(b)           Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Ryan Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to share voting and dispositive power with respect to the Shares held by Privet Fund LP, and Mr. Levenson may be deemed to share voting and dispositive power with respect to the Shares held by Privet Fund Management LLC.

(c)           Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2.

(d)           Except as set forth (i) on the cover pages hereto and (ii) under paragraphs (a) and (b) above, each Reporting Person has the sole power to vote or direct the vote and, subject to the terms of the margin arrangement referenced in Item 3 above, to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

 (e)           On March 9, 2012, the Reporting Persons terminated their Joint Filing Agreement (see Item 6) and their agreement to participate as members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).  As a result, the Privet Parties and Toni E. Stephenson ceased to be beneficial owners of more than five percent of the Common Stock. Subsequent to the date of this Schedule 13D, each Reporting Person will be individually responsible for the timely filing of any required reports regarding his, her or its beneficial ownership of the Common Stock.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

The Reporting Persons were previously parties to a Joint Filing Agreement, dated April 28, 2011 (the “Joint Filing Agreement”), pursuant to which the parties agreed to jointly file with the Securities and Exchange Commission the Schedule 13D and any and all amendments thereto.  The Reporting Persons terminated the Joint Filing Agreement and their agreement to participate as members of a “group” within the meaning of Section 13(d)(3) of the Act by entering into a Termination Agreement, dated March 9, 2012 (the “Termination Agreement”).  The Termination Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.  Any descriptions herein of the Termination Agreement are qualified in their entirety by reference to the Termination Agreement.

Item 7.                 Materials to be Filed as Exhibits.

Exhibit 99.1          Termination Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2012	PRIVET FUND LP
	By:	Privet Fund Management LLC,
Its Managing Partner

		By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

		By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

/s/ A. Emmet Stephenson, Jr.
A. Emmet Stephenson, Jr.

/s/ Toni E. Stephenson
Toni E. Stephenson

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days

1.       Privet Fund LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
3/1/2012	Purchase	29	$ 2.0300
3/1/2012	Purchase	700	$ 2.0500
3/1/2012	Purchase	1,000	$ 2.0550
3/1/2012	Purchase	200	$ 2.0575
3/1/2012	Purchase	200	$ 2.0579
3/1/2012	Purchase	200	$ 2.0584
3/1/2012	Purchase	100	$ 2.0587
3/1/2012	Purchase	300	$ 2.0599
3/1/2012	Purchase	3,200	$ 2.0600
3/1/2012	Purchase	200	$ 2.0625
3/1/2012	Purchase	2,300	$ 2.0650
3/1/2012	Purchase	700	$ 2.0675
3/1/2012	Purchase	107	$ 2.0678
3/1/2012	Purchase	500	$ 2.0679
3/1/2012	Purchase	200	$ 2.0681
3/1/2012	Purchase	100	$ 2.0682
3/1/2012	Purchase	300	$ 2.0685
3/1/2012	Purchase	200	$ 2.0686
3/1/2012	Purchase	400	$ 2.0687
3/1/2012	Purchase	500	$ 2.0688
3/1/2012	Purchase	200	$ 2.0692
3/1/2012	Purchase	200	$ 2.0694
3/1/2012	Purchase	500	$ 2.0697
3/1/2012	Purchase	300	$ 2.0698
3/1/2012	Purchase	5,933	$ 2.0700
3/1/2012	Purchase	200	$ 2.0725
3/1/2012	Purchase	2,300	$ 2.0750
3/1/2012	Purchase	300	$ 2.0775
3/1/2012	Purchase	100	$ 2.0778
3/1/2012	Purchase	100	$ 2.0786
3/1/2012	Purchase	100	$ 2.0791
3/1/2012	Purchase	100	$ 2.0794
3/1/2012	Purchase	700	$ 2.0798
3/1/2012	Purchase	7,814	$ 2.0800
3/1/2012	Purchase	3,500	$ 2.0850
3/1/2012	Purchase	100	$ 2.0891
3/1/2012	Purchase	200	$ 2.0894
3/1/2012	Purchase	100	$ 2.0895
3/1/2012	Purchase	100	$ 2.0896
3/1/2012	Purchase	100	$ 2.0898
3/1/2012	Purchase	100	$ 2.0899
3/1/2012	Purchase	4,317	$ 2.0900
3/1/2012	Purchase	800	$ 2.0925
3/1/2012	Purchase	1,700	$ 2.0950
3/1/2012	Purchase	1,400	$ 2.0975
3/1/2012	Purchase	200	$ 2.0978
3/1/2012	Purchase	100	$ 2.0979
3/1/2012	Purchase	200	$ 2.0999
3/1/2012	Purchase	500	$ 2.1000
3/2/2012	Purchase	2,100	$ 2.0525
3/2/2012	Purchase	900	$ 2.0600
3/2/2012	Purchase	100	$ 2.0675
3/2/2012	Purchase	29,707	$ 2.0750
3/2/2012	Purchase	16,500	$ 2.0800
3/2/2012	Purchase	5,254	$ 2.0850
3/2/2012	Purchase	339	$ 2.0900
3/2/2012	Purchase	43,405	$ 2.0950
3/2/2012	Purchase	12,970	$ 2.1000
3/2/2012	Purchase	8,300	$ 2.1050
3/2/2012	Purchase	29,045	$ 2.1100
3/2/2012	Purchase	480	$ 2.1200
3/2/2012	Purchase	100	$ 2.1275
3/2/2012	Purchase	100	$ 2.1300
3/2/2012	Purchase	700	$ 2.1400

1 Not including any brokerage fees. All transactions were effected on the open market unless otherwise indicated.

2.      Privet Fund Management LLC

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share2
3/2/2012	Purchase	1,000	$ 2.1190
3/2/2012	Purchase	1,000	$ 2.1390
3/2/2012	Purchase	1,000	$ 2.1390
3/2/2012	Purchase	1,400	$ 2.1390
3/2/2012	Purchase	40	$ 2.1190
3/2/2012	Purchase	3,460	$ 2.1500
3/2/2012	Purchase	100	$ 2.1499
3/2/2012	Purchase	600	$ 2.1390
3/2/2012	Purchase	600	$ 2.1150
3/2/2012	Purchase	9,400	$ 2.1800
3/2/2012	Purchase	600	$ 2.1650
3/2/2012	Purchase	5,540	$ 2.1700
3/2/2012	Purchase	2,600	$ 2.1682
3/5/2012	Purchase	1,550	$ 2.2500
3/5/2012	Purchase	6,306	$ 2.2500

2 Not including any brokerage fees. All transactions were effected on the open market unless otherwise indicated.

EXHIBIT INDEX

Number	Description

Exhibit 99.1	Termination Agreement